KEY TRONIC CORPORATION

                               September 22, 1995


Dear Shareholder:

     The attached Notice of Annual Meeting of Shareholders and Proxy Statement relate to the Annual Meeting of Shareholders of Key Tronic Corporation, a Washington corporation (the "Company"), to be held on Thursday, October 26, 1995, at 1:00 p.m. Pacific time at the principal executive offices of the Company, 4424 N. Sullivan Road, Spokane, Washington 99216.

     Whether or not you will attend the Annual Meeting in person and regardless of the number of shares you own, we request that you complete, sign, date and return the enclosed proxy card promptly in the accompanying postage-prepaid envelope. You may, of course, attend the Annual Meeting and vote in person, even if you have previously returned your proxy card.

                                       Sincerely,

                                       /s/ Stanley Hiller, Jr.

                                       Stanley Hiller, Jr.
                                       Chairman of the Board of Directors

                             KEY TRONIC CORPORATION

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                OCTOBER 26, 1995



To the Shareholders of KEY TRONIC CORPORATION:

     The Annual Meeting of Shareholders of Key Tronic Corporation, a Washington corporation (the "Company"), will be held on Thursday, October 26, 1995, at 1:00 p.m. Pacific time at the principal executive offices of the Company, 4424 N. Sullivan Road, Spokane, Washington 99216 (the "Annual Meeting"), for the following purposes:

     1. To elect eleven directors of the Company to hold office until the next Annual Meeting of Shareholders and until their successors are elected and have qualified;

     2. To consider and vote upon adoption of an amendment to the Amended and Restated 1990 Stock Option Plan for Non-Employee Directors;

     3. To consider and vote upon adoption of the 1995 Key Tronic Corporation Executive Stock Option Plan;

     4. To ratify the appointment of Deloitte & Touche LLP as independent auditors for fiscal year 1996; and

     5. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

     Record holders of the Company's Common Stock at the close of business on September 7, 1995 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof.

     Even if you will attend the Annual Meeting, please complete, sign, date and return the enclosed proxy to the Company in the enclosed postage-prepaid envelope in order to ensure that your shares will be voted at the Annual Meeting. You may vote your shares in person at the Annual Meeting even if you have previously returned your proxy card to the Company.

                                 By Order of the Board of Directors,


                                 /s/ Ronald F. Klawitter
Spokane, Washington              _______________________________
September 22, 1995               Ronald F. Klawitter, Acting Secretary


         YOUR VOTE IS IMPORTANT.  PLEASE EXECUTE AND RETURN THE ENCLOSED
          PROXY CARD PROMPTLY, WHETHER OR NOT YOU INTEND TO BE PRESENT
                             AT THE ANNUAL MEETING.

           First mailed to shareholders on or about September 22, 1995


                             KEY TRONIC CORPORATION

                                 PROXY STATEMENT


                                  INTRODUCTION

GENERAL

     The preceding Notice of Annual Meeting of Shareholders, this Proxy Statement and the enclosed proxy card are being furnished by Key Tronic Corporation, a Washington corporation (the "Company"), to the holders of outstanding shares of Common Stock, no par value, of the Company ("Common Stock") in connection with the solicitation of proxies by the Board of Directors of the Company from holders of such shares. The proxies are to be used at the Annual Meeting of Shareholders of the Company to be held on Thursday, October 26, 1995, at 1:00 p.m. Pacific time at the principal executive offices of the Company, 4424 N. Sullivan Road, Spokane, Washington 99216, and any adjournments or postponements thereof (the "Annual Meeting"). The proxies appoint Stanley Hiller, Jr., Wendell J. Satre and Yacov A. Shamash, any of them and their substitutes, as proxy to vote all shares represented at the Annual Meeting pursuant to this proxy solicitation.

RECORD DATE, PROXIES, REVOCATION

     Record holders of the Common Stock at the close of business on September 7, 1995 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, 8,513,205 shares of Common Stock were issued and outstanding. A proxy card for use at the Annual Meeting is enclosed with this Proxy Statement. All completed, signed and dated proxies returned to the Company will be voted at the Annual Meeting in accordance with the instructions thereon. If no instructions are given on an otherwise signed and dated proxy card, the proxy will be voted FOR the election of nominees for director named below, FOR adoption of the amendment to the Amended and Restated 1990 Stock Option Plan for Non-Employee Directors, FOR adoption of the 1995 Key Tronic Corporation Executive Stock Option Plan and FOR the ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors for fiscal 1996. Any proxy may be revoked at any time before it has been voted by giving written notice of revocation to the Secretary of the Company at the address set forth above; by delivering a completed, signed proxy bearing a date later than any earlier proxy; or by voting shares in person at the Annual Meeting. The mere presence at the Annual Meeting of the shareholder who has given a proxy will not revoke such proxy.



VOTING

     Each share of Common Stock outstanding is entitled to one vote on each matter presented for a vote of the shareholders at the Annual Meeting. Under applicable law and the Company's Restated Articles of Incorporation and Amended and Restated By-Laws, if a quorum exists at a meeting: (i) the eleven nominees for election of directors who receive the greatest number of votes cast for the election of directors by the shares present in person or represented by proxy and entitled to vote shall be elected directors and (ii) matters 2, 3 and 4 listed in the accompanying Notice of Annual Meeting of Shareholders will be approved if the number of votes cast in favor of each proposal exceeds the number of votes cast against it. In the election of directors, any action other than a vote for a nominee will have the practical effect of voting against the nominee. An abstention from voting or a broker nonvote will have no effect on the approval of matters 2, 3 or 4 since neither represents a vote cast. With respect to matters 2 and 3, proxies marked "abstain" will be treated as a vote against the matter only for the purpose of determining whether the matter has been approved for purposes of Section
16 of the Securities Exchange Act of 1934, as amended, for all other purposes proxies marked "abstain" will not be counted as voting with respect to the matter.


                                   PROPOSAL 1
                              ELECTION OF DIRECTORS


     Eleven directors are to be elected at the Annual Meeting to serve until the next Annual Meeting of Shareholders and until their respective successors have been elected and have qualified. The eleven nominees receiving the highest number of affirmative votes will be elected as directors. In the event any nominee is unable or unwilling to serve as a nominee or director, the proxies may be voted for the balance of those nominees named and for any substitute nominee designated by the present Board of Directors or the proxy holders to fill such vacancy, or for the balance of those nominees named without nomination of a substitute, or the size of the Board of Directors may be reduced in accordance with the By-laws of the Company. The Board of Directors has no reason to believe that any of the persons named will be unable or unwilling to serve as a nominee or as a director if elected.

     The following information has been provided to the Company with respect to the nominees to the Board of Directors:

     Robert H. Cannon, Jr., age 71, has been a director of the Company since September 1992. Professor Cannon has been Charles Lee Powell Professor at the Department of Aeronautics and Astronautics, Stanford University since 1979. From 1979 to 1990 he was also Chairman of the Department. Previously, Professor Cannon served as Assistant Secretary of Transportation and as Chief Scientist of the United States Air Force. Professor Cannon has served on the General Motors Science Advisory Committee since 1975, serving as Chairman from 1980 to 1984. He also serves on the Board of Directors of Parker Hannifin Corporation.

     Thomas W. Cason, age 52, has been a director of the Company since February 1994. He served as President and Chief Operating Officer of the Company from February 1994 through August 1995. Mr. Cason has been President of Progressive Tractor & Implement Co., Inc., an agricultural equipment dealership, since 1991. He was Senior Vice President and Chief Financial Officer of Baker Hughes Incorporated from July 1989 to December 1990. Mr. Cason was President and Chief Executive Officer of Milpark Drilling Fluids, a subsidiary of Baker Hughes Incorporated, prior thereto. Mr. Cason also serves on the Board of Global Marine, Inc.

     Michael R. Hallman, age 50, has been a director of the Company since
July 1992.  Mr. Hallman served as Vice President and later President of
Boeing Computer Services from March 1987 to February 1990. He served as President and Chief Operating Officer of Microsoft Corporation from March 1990 through March 1992. Mr. Hallman has been with the Hallman Group, a consulting organization, since April 1992. Mr. Hallman also serves on the Board of Directors of Intuit, Inc., Infocus Systems, Amdahl Corporation and Timeline, Inc.

     Stanley Hiller, Jr., age 70, has been a director of the Company and Chairman of the Company's Executive Committee since February 1992. He served as Chief Executive Officer of the Company from February 1992 through August 1995 and has served as Chairman of the Board since September 1, 1995. Mr. Hiller is the Senior Partner of Hiller Investment Company and Managing Partner of the Hiller Group, a corporate management organization (the "Hiller Group"), and has served as Chairman of the Board, Chief Executive Officer or Senior Officer of numerous corporations over the last 50 years. Through the


Hiller Group, which he founded in the late 1960s, he has brought together groups of executives who become actively involved in the direct management of companies, usually at the request of its managers, directors or shareholders. During the past 20 years, Mr. Hiller has concentrated his efforts in the area of restructuring troubled companies, including G. W. Murphy Industries (diversified manufacturing and services), Reed Tool Company (tool manufacturing), Baker International (Baker-Hughes) (oil field service), The Bekins Company (moving and storage) and York International (air conditioning manufacturing). Mr. Hiller also serves on the Board of Directors of The Boeing Company ("Boeing").

     Kenneth F. Holtby, age 73, has been a director of the Company since March 1992. He served in various positions in engineering, technology, product development and program management for Boeing since 1947. He most recently served as Senior Vice President of Engineering and as a member of the Corporate Executive Counsel for Boeing until his retirement in 1987. Mr. Holtby currently serves as a consultant to Boeing.

     Dale F. Pilz, age 69, has been a director of the Company since April 1992. Mr. Pilz was Chief Executive Officer of Flowind Corporation from 1986 to 1990. He served as President of Omninet Corporation from 1985 to 1986. Prior to that, Mr. Pilz was Chief Executive Officer and President of GTE Sprint Communications from 1983 to 1985 and also served as Chief Executive Officer and President of GTE Spacenet Corporation from 1983 to 1985.

     Wendell J. Satre, age 77, has been a director of the Company since 1988 and served as Chairman of the Board of Directors from July 1991 through August 1995. Mr. Satre also served as a director from 1983 through 1986 and served as Acting President of the Company from August 1991 through February 1992.
Mr. Satre is the retired Chairman of the Board and Chief Executive Officer of the Washington Water Power Company, a public utility headquartered in Spokane, Washington. Mr. Satre also serves on the Boards of Directors of Alascom, a subsidiary of Pacific Telephone, Inc., which is a subsidiary of Pacificorp, and Coeur d' Alene Company.

     Yacov A. Shamash, age 45, has been a director of the Company since 1989. He has been the Dean of Engineering and Applied Sciences at the State University of New York campus at Stony Brook since 1992. Professor Shamash developed and directed the NSF Industry/University Cooperative Research Center for the Design of Analog/Digital Integrated Circuits from 1989 to 1992 and also served as Chairman of the Electrical and Computer Engineering Department at Washington State University from 1985 until 1992.

     Clarence W. Spangle, age 70, has been a director of the Company since July 1992. A former Chairman of Memorex and President of Honeywell Information Systems, Mr. Spangle has been an independent management consultant since 1985. Mr. Spangle also serves on the Board of Directors of Apertus Technologies, Inc.

     William E. Terry, age 62, has been a director of the Company since August 1992. Mr. Terry retired from Hewlett Packard in December 1993 where he served in a number of executive positions during the past 35 years. Mr. Terry also serves on the Board of Directors of Altera Corporation.

     Fred W. Wenninger, age 56, has been a director since September 1, 1995. He has served as President and Chief Executive Officer of the Company since September 1, 1995. Mr. Wenninger served as President and Chief Executive Officer and a director of Iomega Corporation, a computer mass storage company, from May 1989 until January 1994. From February 1986 until April 1989, he was President of Bendix/King, an avionics division of Allied Signal Corporation. From 1963 to 1986 he was employed by Hewlett Packard, the last eight years in General Manager positions at divisions which developed and produced computers and workstations. Mr. Wenninger has a Ph.D. in Engineering from Oklahoma State University. He is a director of Norand Corporation and Hach Corp.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF ALL NOMINEES NAMED ABOVE.

THE BOARD OF DIRECTORS AND COMMITTEES

     All directors hold office until the next Annual Meeting of Shareholders and until their successors have been elected and have qualified. There are no family relationships among any of the directors or executive officers of the Company.


     The Company's Board of Directors met eight times during fiscal 1995. During fiscal 1995, each director attended 75% or more of the total number of Directors meetings and meetings of committees of the Board of Directors on which the director served during the time he served on the Board or Committee.

     The Audit Committee, which currently consists of Dr. Shamash (chairman) and Messrs. Holtby, Pilz and Zirkle, met two times during fiscal 1995. The Audit Committee selects the firm of certified public accountants to audit the financial statements of the Company for the fiscal year for which they are appointed, and monitors the effectiveness of the audit effort and the Company's financial and accounting organization, financial reporting and internal controls.

     The Compensation and Administration Committee (the "Compensation Committee"), which currently consists of Messrs. Pilz (chairman), Satre, Pearson and Spangle, met four times during fiscal 1995. The Compensation Committee establishes and reviews annually the Company's general compensation policies applicable to the Company's executive officers, reviews and approves the level of compensation awarded to the Company's Chief Executive Officer and other officers and key management employees, prepares and delivers annually to the Board a report disclosing compensation policies applicable to the Company's executive officers and the basis for the Chief Executive Officer's compensation during the last fiscal year, makes recommendations to the Board regarding changes to existing compensation plans and, through the Stock Option Sub-Committee of the Compensation Committee, administers the Company's stock option plans, including determining the individuals to receive options and the terms of such options.

     The Executive Committee, which currently consists of Messrs. Hiller (chairman), Cason, Pilz and Satre, held three meetings during fiscal 1995. The Executive Committee generally exercises the authority of the Board of Directors with respect to the management and operation of the Company.

     The Board of Directors does not have a Nominating Committee or a committee performing the function of a nominating committee. Although there are no formal procedures for shareholders to recommend nominations, the Board of Directors will consider recommendations from shareholders, which should be addressed to Ronald F. Klawitter, Vice President of Finance, Treasurer and Acting Secretary, at the Company's address listed above. See "Employment Contracts, Termination and Change in Control Arrangements--The Hiller Agreement."

DIRECTOR COMPENSATION

     Each director who is not an employee of the Company receives a quarterly retainer of $1,500, a fee of $750 for each Board meeting attended in person and a fee of $250 for each Board meeting attended by telephone. Directors also receive a fee of $250 for each committee meeting attended, except that directors receive a fee of $1,000 for each Executive Committee meeting attended (which payment is in lieu of any payment for a Board meeting attended on the same day). Committee chairmen receive an additional fee of $100 for each committee meeting attended. Directors also receive payment of out-of-pocket expenses related to their service as such.

     Pursuant to an April 1989 employment agreement (the "Zirkle Agreement"), Mr. Zirkle is compensated for consulting services and for a covenant by him not to engage in activities competitive with the businesses of the Company. Under the Zirkle Agreement, Mr. Zirkle receives a base annual salary of $91,489 plus cost of living increases which have accrued since April 18, 1989, payable in 26 installments over the course of the year, as well as reimbursement of expenses, if any, incurred in connection with the provision of such services. No such expenses were incurred in fiscal 1995. The Company also pays for Mr. Zirkle's medical insurance, which for fiscal 1995 amounted to $3,723. Mr. Zirkle received $117,489 in salary pursuant to the Zirkle Agreement during fiscal 1995. Under the Zirkle Agreement, upon Mr. Zirkle's death the Company will pay to Mr. Zirkle's wife, if she survives him, beginning the first month after Mr. Zirkle's death and ending on the last day of the month in which Mr. Zirkle's wife dies, one-half of the compensation that would have been payable to Mr. Zirkle under the Zirkle Agreement had he lived during this period. This death benefit is not assignable by Mr.
Zirkle or his wife.




                               EXECUTIVE OFFICERS

     In addition to Mr. Wenninger, the following persons are the executive officers of the Company:

     Craig D. Gates, age 36, joined the Company as Vice President of Engineering in October of 1994. Mr. Gates has a Bachelor of Science Degree in Mechanical Engineering and a Masters in Business Administration from the University of Illinois, Urbana. From 1983 he held various engineering and management positions within the Microswitch Division of Honeywell, Inc., in Freeport, Illinois and from 1991 to October 1994 he served as Director of Operations, Electronics for Microswitch.

     Ronald F. Klawitter, age 43, has been Vice President of Finance and Treasurer of the Company since November 1992 and Acting Secretary since November 1994. From 1987 to 1992, Mr. Klawitter was Vice President, Finance at Baker Hughes Tubular Service, a subsidiary of Baker Hughes, Inc.

     Jack W. Oehlke, age 49, has been Senior Vice President of Operations of the Company since January 1995. From December 1993 to January 1995, he served as Vice President of Manufacturing Operations of the Company. Mr. Oehlke served as Director of Operations, Director of Quality and in various management positions within manufacturing, engineering and quality functions of the Microswitch Division of Honeywell, Inc., from 1968 to 1993.

     Richard T. Tinsley, age 47, has been Vice President of Quality Assurance of the Company since November 1993. Mr. Tinsley was the owner of Tinsley Associates from May 1993 to September 1993 and served as Director of Manufacturing Operations, Director of Quality and Quality Assurance Manager at Compaq Computer Corporation from 1982 to 1993. From 1972 to 1982, Mr. Tinsley worked for Texas Instruments, Inc., as Printer Manufacturing Manager and New Products Program Manager.

     All executive officers hold office until their successors are elected and have qualified.

                       PRINCIPAL SHAREHOLDERS AND SECURITY
                             OWNERSHIP OF MANAGEMENT

     The following table provides certain information which has been furnished to the Company regarding beneficial ownership of the Common Stock as of the Record Date, with respect to (i) each person known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) each director and nominee for director of the Company; (iii) the Chief Executive Officer and each of the executive officers of the Company other than the Chief Executive Officer named in the Summary Compensation table (collectively, the "Named Executive Officers"); and (iv) all directors and executive officers of the Company as a group.

                                   Number of Shares         Percentage
Name of Beneficial Owner*        Beneficially Owned <F1>   of Class<F1>

BEA Associates                        1,122,300               13.2%
153 East 53rd Street
One Citicorp Center
New York, NY  10022

FMR Corporation                         585,300                6.9%
82 Devonshire Street
Boston, MA  02109

Dimensional Fund Advisors, Inc.         495,800<F2>            5.9%
1299 Ocean Avenue, Suite 650
Santa Monica, CA  90401




Hiller Key Tronic Partners            2,587,002<F3>           23.7%
4424 N. Sullivan Road
Spokane, WA  99216

LGZ, Inc.                               142,378<F4>            1.7%
4424 N. Sullivan Road
Spokane, WA  99216

Robert H. Cannon, Jr.                    18,651<F5>             **

Thomas W. Cason                         202,876<F6>            2.3%

Michael R. Hallman                       22,401<F7>             **

Stanley Hiller, Jr.                   1,808,792<F8>           18.8%

Kenneth F. Holtby                        36,401<F9>             **

Royce G. Pearson                        166,722<F10>           2.0%

Dale F. Pilz                             20,851<F11>            **

Wendell J. Satre                         24,000<F12>            **

Yacov A. Shamash                          4,500                 **

Clarence W. Spangle                      18,651<F13>            **

William E. Terry                         22,401<F14>            **

Fred Wenninger                               --                 **

Lewis G. Zirkle                         165,038<F15>           1.9%

Ronald F. Klawitter                      56,376<F16>            **

Jack W. Oehlke                           41,810<F17>            **

Richard T. Tinsley                       39,695<F18>            **

All officers and directors as a
group (17 persons) (5)-(18)<F19>      2,668,176               21.7%

___________________

*    Unless otherwise noted, the address for each named shareholder is in care of the Company at its principal executive offices.
**   Less than 1%.

<F1> Percentage beneficially owned is based on 8,513,205 shares of Common
     Stock outstanding on the Record Date. A person or group of persons is deemed to beneficially own as of the record date any shares which such person or group of persons has the right to acquire within 60 days after the record date. In computing, the percentage of outstanding shares held


     by each person or group of persons, any shares which such person or person's has the right to acquire within 60 days after the record date, are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
<F2> All such shares are held in portfolios of DFA Investment Dimensions
     Group, Inc., a registered open-end investment company ("DFA Investment"), or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans. Dimensional Fund Advisors, Inc. ("Dimensional") serves as investment manager for each of the foregoing entities. Dimensional disclaims beneficial ownership of all such shares. Dimensional has sole voting power with respect to 327,200 shares. Persons who are officers of Dimensional also serve as officers of DFA Investment. These persons, as officers of DFA Investment, hold voting power with respect to 495,800 shares owned by DFA Investment.
<F3> Includes 2,396,923 shares subject to presently exercisable options pursuant to the Hiller Option Agreement (as defined below) between the Company and Hiller Key Tronic Partners, a Washington limited partnership ("HKT Partners") and 190,079 shares held by HKT Partners. Excludes
     100 shares owned directly by Mr. Hiller, as to which HKT Partners disclaims beneficial ownership. See textual disclosure beginning on page 10 below.
<F4> Represents shares owned by LGZ, Inc., a Washington corporation ("LGZ").
     Mr. Zirkle owns a controlling interest in and is the Chairman of the Board of LGZ. Does not include 22,660 shares owned by Mr. Zirkle. Also does not include 2,000 shares owned by Mr. Zirkle's wife. Mr. Zirkle disclaims any beneficial interest in shares owned by LGZ or his wife.
<F5> Represents 6,666 shares issuable upon exercise of a director stock option and Mr. Cannon's pro rata interest (11,985 shares) in shares held by HKT Partners and shares issuable upon the exercise of options held by HKT Partners.
<F6> Represents Mr. Cason's pro rata interest in shares issuable upon the exercise of options held by HKT Partners.
<F7> Represents 6,666 shares issuable upon exercise of a director stock option and Mr. Hallman's pro rata interest (15,735 shares) in shares held by HKT Partners and shares issuable upon the exercise of options held by HKT Partners.
<F8> Includes 1,808,692 shares held and shares issuable upon the exercise of presently exercisable stock options, which shares represent the pro rata interest of Mr. Hiller in the interest of entities controlled by Mr. Hiller in shares held by HKT Partners and shares issuable upon the exercise of options owned by HKT Partners. Also includes 100 shares owned directly by Mr. Hiller, as to which HKT Partners disclaims beneficial ownership. See textual disclosure beginning on page 10 below.
<F9> Includes 6,666 shares issuable upon exercise of a director stock option and Mr. Holtby's pro rata interest (15,735 shares) in shares held by HKT Partners and shares issuable upon the exercise of options held by HKT Partners.
<F10>Represents Mr. Pearson's pro rata interest in shares held by HKT Partners and shares issuable upon the exercise of options held by HKT Partners.
<F11>Includes 6,666 shares issuable upon exercise of a director stock option and Mr. Pilz's pro rata interest (12,985 shares) in shares held by HKT Partners and shares issuable upon the exercise of options held by HKT Partners.
<F12>Excludes 1,200 shares owned by Mr. Satre's grandchildren under the
     Uniform Gifts to Minors Act. Mr. Satre disclaims beneficial ownership of these shares.
<F13>Represents 6,666 shares issuable upon exercise of a director stock option and Mr. Spangle's pro rata interest (11,985 shares) in shares held by HKT Partners and shares issuable upon the exercise of options held by HKT Partners.
<F14>Includes 6,666 shares issuable upon exercise of a director stock option and Mr. Terry's pro rata interest (14,735 shares) in shares held by HKT Partners and shares issuable upon the exercise of options held by HKT Partners.


<F15>Includes 142,378 shares owned by LGZ.  Mr. Zirkle owns a controlling interest in and is the Chairman of the Board of LGZ. Does not include 2,000 shares owned by Mr. Zirkle's wife. Mr. Zirkle disclaims any beneficial interest in shares owned by LGZ or his wife.
<F16>Represents 30,274 shares issuable upon exercise of employee stock options and Mr. Klawitter's pro rata interest (26,102 shares) in shares held by HKT Partners and shares issuable upon the exercise of options held by HKT Partners.
<F17>Represents 14,500 shares issuable upon exercise of employee stock options and Mr. Oehlke's pro rata interest (26,822 shares) in shares held by HKT Partners and shares issuable upon the exercise of options held by HKT Partners. Also includes Common Stock allocated to Mr. Oehlke as a participant in the Company's Variable Investment Plan
     (488 shares) as of July 1, 1995.
<F18>Represents 18,000 shares issuable upon exercise of employee stock options and Mr. Tinsley's pro rata interest (19,751 shares) in shares held by HKT Partners and shares issuable upon the exercise of options held by HKT Partners. Also includes Common Stock allocated to Mr. Tinsley as a participant in the Company's Variable Investment Plan (1944 shares) as of July 1, 1995.
<F19>Includes 72,774 shares subject to issuance pursuant to employee stock options. Does not include Common Stock allocated to officers as participants in the Company's Variable Investment, Stock Bonus or Employee Stock Ownership Plans after July 1, 1995

                             EXECUTIVE COMPENSATION

COMPENSATION TABLES

     Set forth below is information on the annual and long-term compensation for services in all capacities for the fiscal year ended July 1, 1995 of those persons who were, at July 1, 1995, (i) the Chief Executive Officer and
(ii) the Named Executive Officers. For information regarding the Company's current executive officers, see "Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                    Long-Term
                                                                   Compensation
                                                               -------------------
                              Annual Compensation                 Awards    Payouts
                       ----------------------------------------- Securities
                                                    Other Annual Underlying           All Other
Name and               Fiscal Salary<F20> Bonus<F21>Compensation   Options            Compensation
Principal Position      Year   ($)        ($)         ($)<F22>    (#)<F23>              ($)<F24>
-----------------      ------ -------    -------    ------------- --------- ------- ------------

Stanley Hiller, Jr.<F25>1995       --         --         --          --        --          --
Chief Executive         1994       --         --         --          --        --          --
Officer                 1993       --         --         --          --        --          --

Thomas W. Cason         1995 $200,425   $168,750         --          --        --          --
President and Chief     1994   66,904         --      $10,995      25,000      --          --
Operating Officer       1993       --         --         --          --        --          --

Jack W. Oehlke          1995  139,621    105,250       39,531       9,000      --      $3,491
Senior Vice             1994   61,251      8,000       26,044      20,000      --         777
President               1993       --         --         --          --        --          --

Richard T. Tinsley      1995  135,025     65,651       38,698       6,000      --       3,376
Vice President,         1994   77,899         --       46,819      30,000      --         650
Quality                 1993       --         --         --          --        --          --

Ronald F. Klawitter     1995  120,910     73,500         --         8,815      --       3,023
Vice President,         1994   90,938         --         --         5,867      --       2,273
Finance & Treasurer     1993   50,778         --         --        20,000      --         474
____________________



<F20> Includes amounts deferred under the 401(k) component of the Company's
     Variable Investment Plan.
<F21> Represents dollar value of cash bonuses earned by the named executive officers during the fiscal year indicated. Includes cash signing bonus of $16,000 paid in 1995 and $8,000 paid in 1994 to Jack W. Oehlke.
<F22> In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted in those instances where such perquisites and other personal benefits constituted less than the lesser of $50,000 or ten percent of the total of annual salary and bonus for the named executive officer for such year. Dollar amounts shown consist of relocation expenses, except with respect to Mr. Cason, amounts shown represent housing and automobile allowance.
<F23> Does not include stock options granted to HKT Partners, a partnership in which entities controlled by Mr. Hiller, and in which Messrs.
     Cason, Oehlke, Tinsley and Klawitter, individually, hold limited partnership interests. See notes (3), (6) and (16) through (20) to "Principal Shareholders and Security Ownership of Management."
<F24> Represents Company matching payments in 1995, 1994 and 1993 under the
     Company's Variable Investment Plan.
<F25> Mr. Hiller served as executive officer of the Company from February 1992 through August 1995. Pursuant to an agreement entered into in February 1992 between the Company and the Hiller Group, a corporate management organization, Mr. Hiller received no salary for his services as an executive officer and director of the Company. See the textual disclosure beginning on page 10 below.


                        OPTION GRANTS IN 1995 FISCAL YEAR

     The following table sets forth information concerning individual grants of stock options made during fiscal 1995 to each of the individuals identified


in the Summary Compensation Table.

                    Number of      % of Total                         Potential Realizable Value at
                    Securities      Options                               Assumed Annual Rates of
                    Underlying     Granted To                           Stock Price Appreciation for
                 Options Granted  Employees in   Exercise  Expiration           Option Term<F27>
NAME                (#)<F26>       Fiscal 1995   ($/Share)     Date           5%($)         10%($)
------------------ ------------   ------------ ---------   ----------      --------      ---------

Stanley Hiller, Jr.     --             --                      --             --             --

Thomas W. Cason         --             --           --         --             --             --

Jack W. Oehlke        9,000          4.92%        $7.25     8/05/04         $41,035       $103,992

Richard T. Tinsley    6,000          3.28%        $7.25     8/05/04          27,357         69,328

Ronald F. Klawitter   8,815          4.82%        $7.25     8/05/04          40,192        101,854
___________________________


<F26>Options vest at the rate of 50% per year on the first anniversary of the date of grant and the second anniversary of the date of grant.
<F27>The rates of appreciation shown in the table are for illustrative purposes only pursuant to applicable SEC requirements. Actual values realized on stock options are dependent on actual future performance of the Company, among other factors. Accordingly the amounts shown may not necessarily be realized.


     The following table provides information on the exercise of options to purchase Common Stock by the Named Executive Officers in fiscal 1995 and such officers' unexercised options to purchase Common Stock at July 1, 1995.

                 AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1995
                        AND FISCAL YEAR-END OPTION VALUES


                     Shares                    Number of Shares
                    Acquired                Underlying Unexercised         Value of Unexercised
                       on        Value        Options at Fiscal            In-The-Money Options
                    Exercise    Realized         Year End (#)           at Fiscal Year-End($)<F29>
Name                  (#)       ($)<F28>  Exercisable   Unexerciseable  Exercisable  Unexercisable
------------------- --------   --------   -----------   -------------- -----------   --------------

Stanley Hiller, Jr.  486,729  $3,042,056  1,645,631           0        $18,924,756         0

Thomas W. Cason         0         N/A        12,500         12,500         112,500       $112,500

Jack W. Oehlke          0         N/A        10,000         19,000          80,000        158,750

Richard T. Tinsley      0         N/A        15,000         21,000         131,250        183,750

Ronald F. Klawitter     0         N/A        22,934         11,749         174,804         96,935
______________

<F28>This amount represents the aggregate of the number of shares acquired on exercise multiplied by the difference between the closing price of the Common Stock on the Nasdaq National Market on the respective option exercise date minus the exercise price for the relevant option.
<F29>This amount represents the aggregate of the number of in-the-money options multiplied by the difference between the closing price of the Common Stock on the Nasdaq National Market on June 30, 1995 and the exercise prices for the relevant options.



EMPLOYMENT CONTRACTS AND TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

     The Hiller Agreement. On February 1, 1992, the Company approved an agreement with the Hiller Group, a corporate management organization (the "Hiller Agreement"), under which Stanley Hiller and other members of the Hiller Group would become involved in the management of the Company. Under the Hiller Agreement, Mr. Hiller was appointed a director, Chief Executive Officer and Chairman of the Company's Executive Committee in February 1992 and acquired the right to designate three additional persons to be appointed to the Company's Board of Directors. Under these arrangements, Mr. Hiller currently receives no salary for his services as an executive officer and director of the Company, and no such salary is currently anticipated to be paid in the foreseeable future.

     The Hiller Option Agreement. In connection with the Hiller Agreement, the Company entered into an agreement (the "Hiller Option Agreement"), which was approved by the Company's shareholders in May 1992. The Hiller Option Agreement provides that HKT Partners may purchase from the Company up to 2,396,923 shares of Common Stock (which shares would represent approximately 16% of the outstanding Common Stock on the Record Date on a fully diluted basis, including all outstanding and unexercised options and warrants), at an exercise price of $4.50 per share, subject to proportional adjustment in the number of shares and the exercise price in the event of any recapitalization, stock split, stock dividend or similar transaction (the "Hiller Option").
The last reported sale price of the Common Stock on the last trading day prior to the Board's approval of the Hiller Option was $3.125 per share. Pursuant to the Hiller Agreement, the Company also approved the authorization of an additional 300,000 shares of Common Stock issuable upon exercise of options to be granted under the Company's Employee Stock Ownership Plan to senior officers of the Company, which increase also was approved by the Company's shareholders in May 1992. The Hiller Option became fully exercisable on March 1, 1994 and expires on March 1, 1997.



     Hiller Key Tronic Partners. HKT Partners is a Washington limited partnership created by the Hiller Group in connection with the Hiller Option Agreement and related matters. Mr. Hiller, as the sole shareholder of HKT, Inc., a Washington corporation and the General Partner of HKT Partners, and as a General Partner of Hiller Investment Partners, a California limited partnership and a limited partner of HKT Partners, currently has a 66.29% interest in HKT Partners; Mr. Pearson, former President and a director of the Company, currently has a 6.5% ownership interest in HKT Partners as a limited partner. Each partner of HKT Partners will share in the economic benefit of the Hiller Option (including any appreciation in the value of shares subject to the Hiller Option above the exercise price of such options) to the extent of their respective partnership interest. The following directors have received a .5% ownership interest in HKT Partners:
Robert H. Cannon, Jr.; Michael R. Hallman; Kenneth F. Holtby; Dale F. Pilz; Clarence W. Spangle; and William E. Terry. Messrs. Cason, Gates, Klawitter, Oehlke and Tinsley, respectively have received 10.3%, .42%, 1.23%, 1.27% and .93% ownership interests in HKT Partners. From the beginning of fiscal year 1995 through August 1995, Messrs. Cason, Oehlke, Klawitter, Tinsley and Gates, respectively received cash distributions of a portion of their limited partnership interests in HKT Partners in the amounts of $548,843, $123,500, $119,700, $89,300, and $44,156.

     Pearson Agreement. In connection with the Hiller Agreement, the Company entered into a termination agreement with Mr. Pearson. Pursuant to this agreement, Mr. Pearson is entitled to receive one year's salary, payable during a two-year period after Mr. Pearson's termination.

     Employment Contracts. Pursuant to an employment contract, effective February 8, 1994, Mr. Cason agreed to serve as the Company's President and Chief Operating Officer for a projected period of approximately two years. He received an initial base salary of $180,000 and eligibility to participate in the Company's bonus incentive plan as offered to its key employees. In addition the Company granted to Mr. Cason, options to purchase 25,000 shares of Common Stock at an exercise price of $7.00 per share (the market price on the date of grant). Mr. Cason also received a $1,790 per month living and car allowance in lieu of payment of relocation related expenses. On September 1, 1995, Mr. Cason resigned as President and Chief Operating Officer of the Company. His option, which was not yet exercisable, to purchase 12,500 shares of Common Stock expired upon his resignation.

     Pursuant to an employment contract, dated December 27, 1993, amended on January 11, 1995, Mr. Oehlke received an initial salary of $122,500 per year, a cash signing bonus of $24,000 and eligibility to participate in the Company's bonus incentive plan as offered to its key employees from time to time. In addition the Company granted to Mr. Oehlke, options to purchase 20,000 shares of Common Stock at an exercise price of $8.00 per share (the market price on the date of grant) and agreed to pay Mr. Oehlke's relocation related expenses.

     Pursuant to an employment contract, dated November 11, 1993, Mr. Tinsley received an initial base salary of $135,000 per year and eligibility to participate in the Company's bonus incentive plan as offered to its key employees from time to time. In addition the Company granted to Mr. Tinsley options to purchase 30,000 shares of Common Stock at an exercise price of $7.25 per share (the market price on the date of grant) and agreed to pay
Mr. Tinsley's relocation related expenses.

     Pursuant to an employment contract, executed December 9, 1992, Mr. Klawitter received an initial base salary of $88,000 per year and eligibility to participate in the Company's bonus incentive plan as offered to its key employees from time to time. In addition the Company granted to Mr. Klawitter options to purchase 20,000 shares of Common Stock at an exercise price of $8.25 per share (the market price on the date of grant) and agreed to pay Mr. Klawitter's relocation related expenses.

     Each of the employment contracts entered into described above imposes upon the employee standard non-disclosure, confidentiality and covenant not to compete provisions. The above employment contracts provide that the Company may terminate employment at any time. The Employment Contracts provide that upon termination of employment by the Company, other than for cause, or upon termination by the employee in the event the Company changes the substantive responsibilities and duties of the employee in such a way as to constitute a demotion; the Company shall continue to pay employee's base salary in effect prior to termination for a period of one year after termination.

     Stock Option Plans. The Company's executive stock option plans and non-employee directors stock option plan provide that upon a change of control of the Company the vesting of outstanding options will be accelerated.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     The Board of Directors has a Compensation Committee, presently consisting of Messrs. Pilz, Pearson, Satre and Spangle. Mr. Pearson, a director of the Company, was an executive officer of the Company from February 1992 to February 1994.

             COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

OVERVIEW

     Key Tronic's compensation philosophy established by the Compensation Committee is that annual total cash compensation should vary with the performance of the Company and long-term incentives should be aligned with the interests of the Company's shareholders. The Company's compensation plan is designed to allow the Company to attract, motivate and retain highly qualified individuals and is consistent with the short-term and long-term goals of the Company.

     Compensation of the Company's executive officers, except as otherwise noted in this report, and excluding the Chief Executive Officer (individually, a "Key Employee" and, collectively, the "Key Employees"), has three primary elements: base salary, annual performance bonus and an annual stock option grant.

     Base salaries are established following a review of competitive information related to comparable companies, in similar industries, located in the Northwest. Annual bonuses are tied to the profitability of the Company and the Key Employee's contribution to the Company's performance. Annual stock option incentive grants are based upon base salary and a stock performance goal established by the Compensation Committee. Annual stock option grants to executive officers are made under the Company's employee stock option plan.

     The Company's compensation policy with respect to Mr. Hiller is unique. Mr. Hiller received no salary, annual bonus or annual stock option for his services as Chief Executive Officer during fiscal years 1995, 1994 or 1993. Mr. Hiller will be compensated by the exercise of the Hiller Option, a substantial option to purchase shares of the Company's Common Stock.

BASE SALARIES

     The Company's philosophy emphasizes performance-based pay. The goal is to have base salary represent a target percentage of an officer's total annual compensation. Prior to setting compensation levels for officers, the Compensation Committee reviews competitive information related to comparable companies, in similar industries, located in the Northwest. These companies include some but not all of the companies appearing in the Nasdaq Computer Manufacturer Index in the performance graph on page 14. The Compensation Committee indexes base salary ranges to be slightly below average competitive levels in the Northwest. During fiscal 1995, officer pay ranges were adjusted upward to be consistent with the Compensation Committee's established index. Management recommendations other than those of the subject officer are considered by the Compensation Committee in establishing an individual officer's recommended salary. The Compensation Committee also considers factors related to individual performance, individual responsibility, Company performance based on net earnings and external competitive factors. The Board as a whole establishes each officer's annual salary. Officers who also serve as directors abstain from voting when their own annual salary is determined.

ANNUAL BONUS

     The Compensation Committee established a Key Employee incentive bonus plan for fiscal 1995. The plan was based upon a combination of individual goals and Company profit goals. A minimum Company profit goal had to be achieved before any payment was to be made under the plan. Bonus payments under the plan were to be based on three performance levels: threshold achievement, expected achievement, and over-achievement of a combination of individual goals and Company net earnings goals. Over-achievement payments under the plan were intended to be higher than comparable industry averages for annual incentive bonus plans by an amount approximately equal to the amount by which base salary was below comparable industry averages. Payments were to be based upon a percentage of base salary. The payment percentage


ranges were established in descending order for the President, all other officers and all other Key Employees. Mr. Hiller, the Company's Chief Executive Officer during 1995, did not participate in the plan. For fiscal year 1995 the over-achievement performance level was met and all named executive officers, except the Chief Executive Officer, and certain other Key Employees were paid bonuses in accordance with the incentive bonus plan for fiscal 1995.

ANNUAL STOCK OPTION

     The Compensation Committee's policies make long-term incentive compensation an important part of motivating and retaining Key Employees.
Such long-term incentive compensation is consistent with the interests of the Company's shareholders in that it ties executive compensation to the performance of the Company's stock. The Compensation Committee believes that long-term incentive compensation can best be implemented through the granting of annual stock options. The Compensation Committee makes the determination to grant an option based upon each Key Employee's position in the Company and base salary. The number of shares issuable upon exercise of each option is calculated by dividing each Key Employee's base salary by a stock performance index number which is uniformly applied when calculating the number of shares issuable upon exercise of options granted annually to Key Employees. The index number is established by the Compensation Committee and reflects the Company's goals for improving the performance of the Company's stock. The stock performance index number may be changed by the Compensation Committee. The Chief Executive Officer and the President and Chief Operating Officer may recommend to the Compensation Committee that the aggregate number of shares issuable upon exercise of such options be reallocated among the Key Employees, based on individual performance. The Compensation Committee may consider such reallocation in its sole discretion. The exercise price of the options is equal to the closing price of the Common Stock on the date of grant as quoted by the Nasdaq National Market, as reported in The Wall Street Journal. The options vest 50% per year commencing one year from the date of grant. As members of the Hiller Group with rights to some portion of the value of the stock issuable upon exercise of the stock option granted to HKT Partners pursuant to the Hiller Agreement, Mr. Hiller and Mr. Cason did not participate in this plan during the 1995 fiscal year. Stock options were granted to all other named executive officers and certain other Key Employees during fiscal 1995 in accordance with the Compensation Committee's policies.

CHIEF EXECUTIVE OFFICER

     Pursuant to the Hiller Agreement, Mr. Hiller received as compensation in lieu of salary, bonus or other remuneration an interest in the value of the 2,396,923 shares of the Common Stock issuable upon exercise of the Hiller Option granted to HKT Partners. As the sole shareholder of HKT, Inc., a Washington corporation and the General Partner of HKT Partners, and as a General Partner of Hiller Investment Partners, a California limited partnership and a limited partner of HKT Partners, Mr. Hiller has a 66.29% interest in HKT Partners. The Board of Directors approved the Hiller Option in February 1992 subject to the approval of the Company's shareholders. The Company's shareholders approved the Hiller Option at a Special Meeting held for such purpose on May 13, 1992 (the "Special Meeting"). As a result, Mr. Hiller's compensation as Chief Executive Officer was determined by the entire Board of Directors and the shareholders present and voting in person or via proxy at the Special Meeting. Mr. Hiller's compensation is based upon the premise that he be compensated only to the extent that the value of the Company's stock increases.

     Compensation payments in excess of $1 million to the Chief Executive Officer or four other most highly compensated executive officers are subject to a limitation on deductibility for the Company under Section 162(m) of the Internal Revenue Code of 1986, as amended. Certain performance-based compensation is not subject to the limitation on deductibility. To the extent that there is no adverse effect on the Company's performance-related compensation philosophy or on the Company's ability to provide competitive compensation, it is the policy of the Compensation Committee and the Board of Directors to minimize executive compensation that is not deductible by the Company for tax purposes.

COMPENSATION  COMMITTEE

     Mr. Satre served as Acting President of the Company from August 1991 through February 1992. Mr. Pearson served as President and Chief Operating Officer of the Company from March 1992 until his resignation in February 1994. No other member of the Compensation Committee is a former or current


officer or employee of the Company or any of its subsidiaries. The Stock Option Sub-Committee consisting of Messrs. Pilz, Satre and Spangle administered the Company's stock option plans during fiscal 1995.


                             COMPENSATION COMMITTEE
                             ----------------------
                             Dale F. Pilz - Chairman
                                 Royce G. Pearson
                                 Wendell J. Satre
                               Clarence W. Spangle


                            STOCK OPTION SUB-COMMITTEE
                            --------------------------
                              Dale F. Pilz, Chairman
                                 Wendell J. Satre
                                Clarence W. Spangle


                   SHAREHOLDER RETURN PERFORMANCE PRESENTATION

                             STOCK PERFORMANCE GRAPH

     The following graph compares the cumulative total stockholder return on the Common Stock of the Company for the last five fiscal years with the cumulative total return of (i) the CRSP Total Return Index for The Nasdaq Stock Market (U.S. and Foreign) (the "CRSP Nasdaq (US & Fgn) Index") and
(ii) the CRSP Index for Nasdaq Computer Manufacturer Stocks (the "CRSP Computer Index"). This graph assumes the investment of $100 on June 30, 1990 in the Company's Common Stock, the CRSP Nasdaq Index and the CRSP Computer Index and assumes dividends are reinvested. Measurement points are at the last trading day of the fiscal years ended June 30, 1991, July 4, 1992, July 3, 1993, July 2, 1994 and July 1, 1995. The Nasdaq, (U.S. and foreign) Market Index is composed of companies included within all Standard Industrial Classification (SIC) codes. The SIC code of all companies included in the Nasdaq Computer Manufacturer Index is 357. The Company will provide a list of companies included in the indexes to any shareholder upon written request to the Company's Acting Secretary.


 Measurement Period       Key Tronic   CRSP Nasdaq (US        CRSP Com-
(Fiscal Year Covered)    Corporation     & Fgn) Index        puter Index

      06/30/90             $100.0          $100.0              $100.0
      06/30/91               80.0           105.8                96.5
      07/04/92              137.1           126.8               112.1
      07/03/92              228.6           161.3               144.5
      07/02/94              142.9           159.0               112.3
      07/01/95              365.7           210.2               199.8


                              CERTAIN TRANSACTIONS

     Pursuant to an agreement approved by the Board of Directors in January 1993, Hiller Investment Company ("Hiller Investment") is entitled to receive $24,000 per month in reimbursement for expenses incurred by Hiller Investment in connection with the provision of clerical and other services to the Company. Hiller Investment received $329,580 pursuant to this agreement in fiscal 1995. Mr. Hiller is Senior Partner of Hiller Investment. Mr. Hiller does not receive any salary from the Company's reimbursement paid to Hiller Investment.

     Effective September 1, 1995, Fred Wenninger became President and Chief Executive Officer of the Company and a member of the Board of Directors. Pursuant to an employment agreement, effective September 1, 1995, Mr.
Wenninger receives an initial base salary of $300,000 per year. Pursuant to the agreement Mr. Wenninger is also eligible to participate in the Company's annual bonus incentive plan with his annual bonus targeted at 50% of base salary, based upon meeting specific objectives for each fiscal year as agreed to in advance with the Board. Higher annual bonuses can be achieved based upon his exceeding these objectives with a maximum annual bonus of 75% of his base salary. For fiscal year 1996, the Board recognizing that Mr. Wenninger did not have the opportunity to participate in the determination of the objectives which drive the fiscal 1996 bonus plan, agreed to guarantee him a minimum cash bonus of $150,000. Mr. Wenninger was granted upon hire 225,000 shares of non-qualified stock options pursuant to Key Tronic's current stock option plan which vest in two consecutive annual installments of 50% each. These options are priced at market as of September 1, 1995. Mr. Wenninger was also granted on September 1, 1995, 50,000 phantom stock option units, the unit value of which equals the market price of Key Tronic stock on September 1, 1995. The phantom stock option units vest and become exercisable in five equal annual installments. Should the Company have a major change of ownership (defined as 50% or more of its outstanding and issued Common Stock being purchased by an individual, group of individuals, or corporate entity) during Mr. Wenninger's employment, the vesting of his non-qualified options and phantom stock option units will be accelerated immediately so that both are 100% vested. If Mr. Wenninger elects to leave the Company after such a change of control, he will be paid one year's annual base salary in a lump sum payment. Should Mr. Wenninger's employment with the Company be terminated by the Board for any reason(s) other than for cause he will be paid one year's annual base salary in a lump sum payment. No bonus or portion thereof will be paid, except for bonus earned for a prior year but not yet paid. As of the date of his termination of employment for other than cause, he will receive that amount of phantom stock units which equates to that portion of the five year vesting period that will have passed as of his date of termination. No severance payments or acceleration of vesting of stock options or phantom stock option units will occur if termination is voluntary or for "cause."

     Fred Wenninger, President and Chief Executive Officer and a director of the Company, is the sole stockholder of Star Hawk Aviation, Inc. The Company entered into an agreement on July 27, 1995 to obtain certain aviation services from Star Hawk Aviation, Inc. and will make payments to Star Hawk Aviation, Inc. for hanger fees for one aircraft and aircraft rental fees. The Company believes that the terms of its business relationship with Star Hawk Aviation, Inc. are no less favorable to the Company than could be obtained from an unrelated party.

                                   PROPOSAL 2
                ADOPTION OF AMENDMENT TO THE AMENDED AND RESTATED
                1990 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

     The Board of Directors has adopted, and submits for shareholder approval, amendments to the Key Tronic Corporation Amended and Restated 1990 Stock Option Plan for Non-Employee Directors, which was adopted in 1990 and previously amended and restated in 1993 (the "Directors Plan").

     The Company has adopted the Directors Plan to attract and retain the services of experienced, knowledgeable non-employee directors and to provide an incentive for such directors to increase their proprietary interest in the Company's long-term success and progress. In July 1995, the Board of Directors amended and restated the Directors Plan, subject to shareholder approval, to: (i) change the grant provisions; (ii) add a change of control provision which provides for accelerated vesting and termination of options;
(iii) make various technical changes to conform the Directors Plan to Rule 16b-3 and the requirements of that Rule for a plan to qualify as a non-discretionary, formula plan; and (iv) make certain other technical changes. The amendments do not increase the number of shares available for option grants under the Directors Plan. The amendments will be effective as of July 27, 1995 (the date such amendments were approved by the Board of Directors), provided shareholder approval of such amendments is obtained at


the Annual Meeting. The Board of Directors believes that the Directors Plan, as amended, is essential to help attract and retain experienced, knowledgeable outside directors.

     Set forth below is a description of the principal features of the Directors Plan and the amendments to it, and the benefits that the Company would have granted under the Directors Plan, as amended, if it had been in effect over the prior fiscal year. This description does not purport to be complete and is qualified in its entirety by reference to the Directors Plan. Copies of the Directors Plan will be available at the Annual Meeting and may also be obtained by sending a written request to the Company's Acting Secretary.

                GENERAL PROVISIONS OF THE DIRECTORS PLAN

     The Directors Plan provides for the granting of non-qualified stock options to non-employee directors of the Company. The total number of shares of Common Stock for which options may be granted under the Directors Plan is 300,000 shares. On September 7, 1995, the closing price of the Company's Common Stock was $14.875.

     The Directors Plan currently provides that each director of the Company who is not an employee of the Company and is an independent and outside director of the Company shall, upon election or appointment to the Board of Directors, receive an option to acquire 10,000 shares on the date of the first meeting of the Board of Directors following the director's election or appointment to the Board of Directors which is attended by such director, unless on such date the stock of the Company is not publicly traded, in which event the grant shall be made effective as of the next following day on which the Company's stock is publicly traded. The Directors Plan also currently provides that such non-employee directors shall be eligible to receive additional options under the Directors Plan. As of July 27, 1995, options for a total of 150,000 shares had been granted and remained outstanding, options for a total of 26,600 shares had been exercised, and a total of 123,400 shares remained available for future option grants under the Directors Plan. The grant provisions of the Directors Plan are being amended such that, as amended, each director whose first election to the Board of Directors occurs after July 27, 1995 shall automatically, and without any further authorization or approval by the plan administrator or the Board of Directors, be granted (i) an option to purchase 10,000 shares on the third business day following such director's first election to the Board of Directors provided such director is a Non-Employee Director (as defined below) on the date of such first election; and (ii) an option to purchase 10,000 shares on the third business day following the first anniversary date of such director's first election to the Board of Directors provided such director is a Non-Employee Director on the date of such anniversary. A director shall be a "Non-Employee Director" on the date of any such election if, on such date and for one year prior to such date, such director has not been an employee of the Corporation or any of its subsidiaries. No other options shall be granted under the Directors Plan, as amended, except as specifically provided above.

     The Directors Plan currently provides that it shall be administered by an outside professional administrator and/or non-director employees of the Company as appointed by the Chief Executive Officer of the Company, and that the members shall not be directors of the Company. The Directors Plan also currently provides that, subject to the terms of the Directors Plan, the plan administrator shall have the power to construe the provisions of the Directors Plan, to determine all questions arising thereunder and to adopt and amend such rules and regulations for the administration of the Directors Plan as it may deem desirable. The administration provisions of the Directors Plan are being amended such that, as amended, the Directors Plan will be administered by a committee appointed by the Board of Directors, which committee shall consist of two or more members of the Board of Directors who are not eligible to participate in the Directors Plan. The new plan administrator will have the same power to construe provisions, determine questions and adopt and amend rules and regulations relating to the Directors Plan, except that the selection of directors to whom options are to be granted, the timing of grants, the number of shares subject to any option, the exercise price of any option, the periods during which any option may vest and be exercised, and the term of any option shall be as provided in the Directors Plan, as amended, and the plan administrator shall have no discretion as to any such matters.

     The Directors Plan currently provides that each option shall have the following terms. The exercise price shall be the fair market value of the optioned shares (defined as the closing price as reported in the Wall Street Journal) on the grant date. The option shall vest and is exercisable to the extent of one-third per year of the optioned shares, beginning one year from the grant date. Payment of the exercise price may be in whole or in part shares of the Company already owned and fully paid for, valued at fair market value on the exercise date, and any withholding tax required by the Company. The option shall expire not more than ten years from the grant date but shall


be subject to earlier termination as follows: (i) in the event of the optionee's death, the option may be exercised within one year after the date of death or prior to the date on which the option expires by its terms, whichever is earlier and (ii) in the event the optionee ceases to be a director of the Company, the portion of the option which is vested at the date of such cessation may be exercised within one year after the date of such cessation or prior to the date on which the option expires by its terms, whichever is earlier. An option shall not be assigned or transferred by the optionee otherwise than by will or the laws of descent and distribution, and an option shall be exercisable during the lifetime of the optionee only by the optionee. Any agreement evidencing an option may contain such other terms, provisions and conditions not inconsistent with the Directors Plan as may be determined by the plan administrator. These provisions of the Directors Plan relating to terms of the options are being amended in certain technical respects to conform them to other amendments being made to the Directors Plan, to conform them to the non-discretionary plan or other requirements of Rule 16b-3, or to clarify such provisions. The amendments include that the term of an option shall be five years (rather than not more than five years).

     If an option expires or terminates without being exercised in full, the shares representing the unexercised portion shall again be available for grant under the Directors Plan.

     The amendments to the Directors Plan will add a change of control provision to the Directors Plan as follows. Notwithstanding any provision of the Directors Plan or any option agreement to the contrary, any option (or unexercised portion thereof) shall, unless previously lapsed and terminated become vested and exercisable in full immediately prior to the occurrence of a change in control, (as such term is defined below); provided, that such acceleration will not occur if it would render unavailable "pooling of interests" accounting treatment for any merger, consolidation, statutory share exchange or other reorganization of the Company. If the vesting and exercisability of any options (or portion thereof) hereunder are accelerated such options (or portion thereof) shall otherwise remain outstanding and subject to the other terms and conditions of the Directors Plan and the option agreement. A Change in Control shall be deemed to occur if any of the following shall occur: (A) any "person" other than the Company, any Subsidiary or any employee benefit plan of the Company or any Subsidiary, is or becomes the "beneficial owner" directly or indirectly, of securities of the Company representing forty percent (40%) or more of the combined voting power of the Company's then-outstanding securities (other than as a result of an acquisition by any such person of securities directly from the Company); (B) the first purchase of Common Stock pursuant to a tender or exchange offer (other than a tender or exchange offer made by the Company or any Subsidiary);
(C) the approval by the Company's stockholders of a merger or consolidation, a statutory share exchange, a sale or disposition of all or substantially all the Company's assets or a plan of liquidation or dissolution of the Company; or (D) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board of Directors cease for any reason to constitute at least a majority thereof, unless the election or nomination for the election by the Company's stockholders of each new director was approved by a vote of at least two-thirds (2/3) of the directors then still in office who were directors at the beginning of the period.

     The Directors Plan currently provides that the Board of Directors may amend, terminate or suspend the Directors Plan at any time in its sole discretion, provided that shareholder approval is required for any amendment which would (i) increase the number of shares subject to the Directors Plan,
(ii) reduce the option price below 100% of the fair market value of the shares subject to the option at the time the option was granted, (iii) increase beyond 10,000 the number of shares for which options may be granted to each director, (iv) change the timing with respect to which options are granted or exercisable and (v) make any other change which would require shareholder approval under applicable law, including Section 16(b), and provided further that, if required to qualify as a non-discretionary plan under Rule 16b-3, the Directors Plan may be amended no more frequently than every six months. The amendment provisions of the Directors Plan are being amended such that, as amended, the Board of Directors will have the same power to amend, terminate or suspend the Directors Plan, provided that shareholder approval will be required for any amendment which would (i) increase the aggregate number of shares subject to the Directors Plan, (ii) reduce the option price of the shares subject to any option, (iii) increase the number of options, or the number of shares for which any options, may be granted to each director, (iv) change the timing with respect to which options are granted or exercisable, or
(v) make any other change which would require shareholder approval under applicable law, including Rule 16b-3 generally and the non-discretionary plan provisions of Rule 16b-3 specifically, and provided further that if required to qualify as a non-discretionary plan under Rule 16b-3, the Directors Plan (including without limitation the provisions either stating the amount and price of securities to be awarded and specifying the timing of awards, or setting forth a formula that determines the amount, price and timing) may be amended no more frequently than once every six months.


     Notwithstanding the foregoing, the Directors Plan shall in any event, if not sooner terminated, be terminated on July 27, 2005.

     The Directors Plan currently provides that the aggregate number of shares for which options may be granted under the Directors Plan, the number of shares subject to each outstanding option, the aggregate number of shares with respect to which an option may be granted annually to a director, and the price per share specified in each option may all be adjusted, as the Plan Administrator shall determine in its sole discretion or as may be required, for any increase or decrease in the number of issued shares of Common Stock of the Company resulting from a subdivision or consolidation of shares, other similar capital adjustment, payment of a stock dividend, or other increase in such shares effected without receipt of consideration by, or merger or consolidation of, or sale of all or substantially all of the assets of, or liquidation of, the Company. The adjustment provisions of the Directors Plan are being amended such that under the Directors Plan, as amended, the kind (as well the number of shares) will be subject to adjustment and the number and kind of shares will be appropriately adjusted (rather than being adjusted by the plan administrator in its sole discretion or as may be required). The adjustment provisions are also being amended in certain technical respects to conform them to other amendments being made to the Directors Plan, to conform them to the non-discretionary plan or other requirements of Rule 16b-3, or to clarify such provisions.

     The amendments to the Directors Plan will also add a provision to the Directors Plan regarding the intended status of the Directors Plan under Rule 16b-3 as follows. The Directors Plan and transactions thereunder are intended to comply with all applicable provisions of Rule 16b-3 generally and with all applicable non-discretionary plan provisions of Rule 16b-3 specifically. To the extent any provision of the Directors Plan or action by the plan administrator fails to so comply, it shall be deemed null and void, to the extent permitted by law. To the extent any provision of Rule 16b-3 required to be included in the Directors Plan to accomplish the intent thereof is omitted, the same is incorporated therein by reference.

     The Directors Plan is also being amended in certain other technical respects to conform it to other amendments being made to the Directors Plan, to conform it to the non-discretionary plan or other requirements of Rule 16b-3, or to clarify provisions of the Directors Plan.

                         Amended Directors Plan Benefits

     Under the Directors Plan, as amended, each director whose first election to the Board of Directors occurs after July 27, 1995 and who qualifies as a Non-Employee Director on the applicable dates of election will be eligible to, and will automatically, participate in the Directors Plan, as amended.
Because the participation of directors in the Directors Plan, as amended, is dependent on several factors, it is not possible to state the number of directors who will participate in the Directors Plan, as amended, the names or positions of any such directors, or the number of options that will be granted to any such directors except that any such director will receive a maximum of two options for 10,000 shares each under the automatic grant provisions of the Directors Plan, as amended.

     All directors nominated for election at the Annual Meeting, excluding those who are also executive officers, will receive no option grants under the Directors Plan, as amended, when it becomes effective. In addition all current directors, excluding those directors who are also executive officers, would have received no option grants if the Directors Plan, as amended, had been in effect over the prior fiscal year (assuming for such purpose that it provided for grants to directors whose first such election occurred after July 27, 1994). This is not necessarily indicative of options that may be granted under the Directors Plan, as amended, in the future. All options previously granted under the Directors Plan were granted at fair market value on the date of grant.

                         Federal Income Tax Consequences

     The following is a summary of certain federal income tax consequences of the Directors Plan.

     All options granted under the Directors Plan will be non-qualified stock options. Non-qualified stock options do not qualify as "incentive stock options" under Section 422 of the Code and do not qualify for any special tax benefits to the optionee.



     An optionee will not recognize any taxable income at the time he or she is granted an option. However, upon exercise of an option, the optionee will recognize ordinary income for federal tax purposes measured by the excess of the then fair market value of the shares over the option price.

     Upon a sale of any shares acquired pursuant to the exercise of an option, the difference between the sale price and the optionee's basis in the shares will be treated as a capital gain or loss and will be characterized as long term capital gain or loss if the shares have been held for more than one year at the date of sale by the optionee. The optionee's basis for determination of gain or loss upon the subsequent sale of shares acquired upon the exercise of an option will be the amount paid for such shares plus any ordinary income recognized as a result of the exercise of the option.

     In general, there will be no federal tax consequences to the Company upon the grant or termination of an option or a sale by the optionee of the shares acquired through exercise of an option. However, upon the exercise of an option, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the optionee is required to recognize as a result of the exercise.

     If there is an acceleration of the vesting or payment of options and/or an acceleration of the exercisability of options upon a change of control, all or a portion of the accelerated benefits may constitute "excess parachute payments" under Section 280G of the Code. An excess parachute payment is not deductible by the Company. Moreover, the optionee receiving an excess parachute payment incurs an excise tax of 20% of the excess parachute payment.

     The foregoing summary of the federal income tax consequences of the Directors Plan is based on the Company's understanding of present federal tax law and regulations. The summary does not purport to be complete or applicable to every specific situation.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE PROPOSAL TO APPROVE THE AMENDMENTS TO THE DIRECTORS PLAN.


                                   PROPOSAL 3
                   ADOPTION OF THE 1995 KEY TRONIC CORPORATION
                           EXECUTIVE STOCK OPTION PLAN

     The Board of Directors has adopted, and submits for shareholder approval, the 1995 Key Tronic Corporation Executive Stock Option Plan (the "Plan").

     The Company has adopted the Plan to enhance the profitability and value of the Company for the benefit of its shareholders by providing equity ownership opportunities and performance-based incentives to better align the interests of officers and key employees with those of shareholders. The
Plan is also designed to enhance the profitability and value of the Company for the benefit of its shareholders by providing a means to attract, retain and motivate officers and other key employees who make important contributions to the success of the Company. The Plan is intended to replace the Company's Executive Stock Option Plan which has terminated.

     Set forth below is a description of the principal features of the Plan and the benefits that the Company has granted under the Plan, subject to shareholder approval. This description does not purport to be complete and is qualified in its entirety by reference to the Plan. Copies of the Plan will be available at the Annual Meeting and may also be obtained by sending a written request to the Company's Acting Secretary.

                         General Plan Provisions

     The Plan provides for the granting of non-qualified stock Options ("Options") to employees of the Company. The number of shares of the Company's stock which may be issued in connection with Options will not exceed 1,500,000 shares. No more than 300,000 of such shares may be granted to any one individual during any fiscal year. On September 7, 1995, the closing price of the Company's Common Stock was $14.875.

     The Plan is administered by a committee (the "Committee") which consists of two or more members of the Board of Directors who are "disinterested


persons" as defined in Rule 16b-3 ("Rule 16b-3") under the Securities Exchange Act of 1934 ("Exchange Act") and "outside directors" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the "Code"). The Committee may amend the Plan at any time. However, the Committee may not amend the Plan without shareholder approval if such amendment would (i) cause the Plan to fail to meet the requirements of Rule 16b-3 or (ii) violate applicable law. No Option may be granted under the Plan on or after the 10th anniversary date of the date the Plan is approved by the Company's shareholders, but Options granted prior to such 10th anniversary may extend beyond that date.

     Under the Plan, the Committee may grant Options at such times, in such amounts, and to such recipients as the Committee may determine. Options may be granted, however, only to employees of the Company and its affiliates. Any amendment or termination of the Plan will not adversely affect any Option granted prior to such amendment or termination. However, any Option may be modified or canceled by the Committee, in its sole discretion, if and to the extent permitted by the Plan or applicable agreement or with the consent of the participant to whom such Option was granted.

     For all Options, the Option price will be as determined by the Committee, but will be no less than the fair market value of the Company's stock at the time the Option is granted. The other terms of an Option, including its term, vesting and exercisability, and termination, will be determined by the Committee. The applicable agreement for any Option may include a Change of Control provision, and the Committee, in its sole discretion, may specify in the agreement the definition of a Change of Control and the effect a Change of Control will have on the agreement and the related Options. The effect of a Change of Control provision may include accelerating vesting (or otherwise affecting the terms) of the Option upon a Change in Control. The occurrence of a Change of Control shall not limit the Committee's authority, described above to modify or cancel any Option.

     If an Option expires or is terminated, surrendered, or canceled without having been fully exercised, the unused shares of the Company's stock covered by any such Option shall again be available for grant under the Plan to any participant who is not subject to Section 16. If there is any change in the Company's stock by reason of any stock split, stock dividend, spin-off, split-up, spin-out, recapitalization, merger, consolidation, reorganization, combination or exchange of shares, or any other similar transaction, the number and kind of shares of the Company's stock for which Options may be granted under the Plan, the number of shares of the Company's stock subject to outstanding Options and the price thereof, as applicable, will be appropriately adjusted by the Committee.

     Except as may be provided in an applicable agreement, any Option may be converted, modified, forfeited, or canceled, or the restrictions or conditions applicable to such Option waived or accelerated, prospectively or retroactively, in whole or in part, by the Committee, but (unless the participant is not in compliance with all applicable provisions of the Plan or with any applicable agreement or the participant has acted in a manner contrary to the best interests of the Company or an affiliate of the Company) no such action may adversely affect the rights of a participant under any Option granted prior to such action without his or her consent.

     The Committee will not permit the re-pricing of Options by any method, including by cancellation and reissuance. Upon the exercise of an Option, payment may be made either (i) in cash, or (ii) with the consent of the Committee, (A) by the surrender of all or part of the Company's stock issuable upon exercise of the Option, (B) by the tender to the Company of its stock owned by the participant having a fair market value equal to the amount due to the Company, (C) in other property, or (D) by any combination of the foregoing. At any time any Option granted under the Plan is exercised, the Company may withhold, in cash or in shares of the Company's stock, any amount necessary to satisfy withholding requirements applicable to such distribution or exercise of an Option.

     Unless otherwise determined by the Committee and specified in an applicable agreement, an Option granted under the Plan may not be transferred or assigned (either during life or death) by the participant to whom it is granted.

                         Options Granted Under The Plan

     Under the Plan, all employees of the Company are eligible to participate. Because the officers and employees who may participate and the amount of their Options are determined by the Committee, in its sole discretion, it is not possible to state the names or positions of, or the number of Options that may be granted to, the Company's officers and employees. The maximum number of shares for which Options may be granted to any one individual during any fiscal year is 300,000.



     In July and September, 1995, the Committee granted Options, subject to shareholder approval of the Plan. The Options have been granted as long-term incentive compensation to approximately 27 key employees who have had, and are expected to continue to have, a significant role in improving the profitability and value of the Company for the benefit of its shareholders. The following table shows Options which have been granted to date, subject to shareholder approval of the Plan and which may not be exercised until shareholder approval is obtained. This table is not necessarily indicative of Options that may be granted under the Plan in the future.

                                   Options Granted
                                     As of 9/7/95


                                                    Number of Shares
          Name and Position                        of Company's Stock<F30>

          Stanley Hiller, Jr.                                 ---
          Thomas W. Cason                                     ---
          Jack W. Oehlke                                   15,000
          Richard T. Tinsley                                7,500
          Ronald F. Klawitter                              15,000

          All current (as of 9/1/95)                      275,000
          executive officers as a
          group (5 persons)

          All current directors who                           ---
          are not executive officers
          as a group

          Each nominee for election as                    225,000
          a director
               Fred W. Wenninger

          Each associate of any of                           ---
          such directors (none)

          Each other person who                              ---
          received or is to receive 5%
          of such options (none)

          All employees, including all                     94,000
          current officers who are not
          executive officers, as a
          group (23 persons)

<F30>  All options granted at an exercise price of $16.25 per share (the closing price of the Company's Common Stock on date of grant, July 27, 1995) except for options granted to Mr. Wenninger at $15.25 per share (the closing price of the Company's Common Stock on date of grant, September 1, 1995).

                       Federal Income Tax Consequences

     The following is a summary of certain federal income tax consequences of the Plan.

     The 1993 Omnibus Budget Reconciliation Act ("OBRA") became law in August 1993. Under the new law, publicly-held companies may be limited as to income tax deductions to the extent that total remuneration (including stock option exercises) for certain executive officers exceeds $1 million in any one year. OBRA, however, provides an exception for "performance-based" remuneration,


including stock options. OBRA requires that certain actions must be taken by a compensation committee of two or more outside directors and that the material terms of such remuneration must be approved by a majority vote of the shareholders in order for stock options to qualify as "performance-based" remuneration. No regulations have been issued that interpret this provision of OBRA, and the conference report that was issued by the Joint Committee on Taxation is unclear as to what action must be taken and at what time to ensure that stock options are treated as "performance-based" remuneration. The Company has been advised that, based on the proposed regulations and the conference report, the Plan complies with all requirements of OBRA for stock options to be treated as "performance-based" remuneration.

     All Options granted under the Plan will be non-qualified stock options. Non-qualified stock options do not qualify as "incentive stock options" under
Section 422 of the Code and do not qualify for any special tax benefits to the optionee.

     An optionee will not recognize any taxable income at the time he or she is granted an Option. However, upon exercise of an Option, the optionee will recognize ordinary income for federal tax purposes measured by the excess of the then fair market value of the shares over the option price.

     Upon a sale of any shares acquired pursuant to the exercise of an Option, the difference between the sale price and the optionee's basis in the shares will be treated as a capital gain or loss and will be characterized as long term capital gain or loss if the shares have been held for more than one year at the date of sale by the optionee. The optionee's basis for determination of gain or loss upon the subsequent sale of shares acquired upon the exercise of an Option will be the amount paid for such shares plus any ordinary income recognized as a result of the exercise of the Option.

     In general, there will be no federal tax consequences to the Company upon the grant or termination of an Option or a sale by the optionee of the shares acquired through exercise of an Option. However, upon the exercise of an Option, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the optionee is required to recognize as a result of the exercise.

     If there is an acceleration of the vesting or payment of Options and/or an acceleration of the exercisability of Options upon a change of control, all or a portion of the accelerated benefits may constitute "excess parachute payments" under Section 280G of the Code. An excess parachute payment is not deductible by the Company. Moreover, the optionee receiving an excess parachute payment incurs an excise tax of 20% of the excess parachute payment. The foregoing summary of the federal income tax consequences of the Plan is based on the Company's understanding of present federal tax law and regulations. The summary does not purport to be complete or applicable to every specific situation.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE PROPOSAL TO APPROVE THE PLAN.


                                   PROPOSAL 4
                     RATIFICATION OF APPOINTMENT OF AUDITORS


     Deloitte & Touche LLP served as the Company's independent auditors since 1983 and has been appointed by the Board of Directors as the Company's independent auditors for the fiscal year ending June 29, 1996. In the event that ratification of this appointment of auditors is not approved by a majority of the shares of Common Stock voting at the Annual Meeting in person or by proxy, management will review its future selection of auditors.

     Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting with the opportunity to make a statement, if they desire to do so, and they are expected to be available to respond to appropriate questions.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS THE COMPANY'S INDEPENDENT AUDITORS.


                              SHAREHOLDER PROPOSALS

     To be considered for presentation to the Annual Meeting of Shareholders to be held in 1996, a shareholder proposal must be received by Ronald F. Klawitter, Vice President of Finance, Treasurer and Acting Secretary, Key Tronic Corporation, 4424 N. Sullivan Road, Spokane, Washington 99216, no later than May 24, 1996.


                                  OTHER MATTERS

     Compliance With Section 16(a) of the Exchange Act. Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of the Company's Common Stock (collectively, "Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC") and Nasdaq. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received or written representations from certain Reporting Persons that no Forms 5 were required, the Company believes that during fiscal 1995 all the Reporting Persons complied with all applicable filing requirements.

     Solicitation Expenses. The expense of printing and mailing proxy material will be borne by the Company. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, executive officers and other employees of the Company by personal interview, telephone or facsimile. No additional compensation will be paid for such solicitation. The Company will request brokers and nominees who hold stock in their names to furnish proxy material to beneficial owners of the shares and will reimburse such brokers and nominees for their reasonable expenses incurred in forwarding solicitation material to such beneficial owners.

     Other Matters. The Board of Directors knows of no other business that will be presented to the Annual Meeting. If any other business is properly brought before the Annual Meeting, it is intended that proxies in the enclosed form will be voted in respect thereof in accordance with the judgment of the persons voting the proxies.

     It is important that the proxies be returned promptly and that your shares be represented. Shareholders are urged to fill in, sign and promptly return the accompanying form in the enclosed envelope.

                          By Order of the Board of Directors,


                          /s/ Ronald F. Klawitter

                          Ronald F. Klawitter
                          Acting Secretary



Spokane, Washington
September 22, 1995


                             KEY TRONIC CORPORATION
                4424 N. Sullivan Road, Spokane, Washington 99216

            PROXY SOLICITED BY BOARD OF DIRECTORS FOR ANNUAL MEETING
                                OCTOBER 26, 1995

     STANLEY HILLER, JR., WENDELL J. SATRE, AND YACOV A. SHAMASH, or any of them, each with the power of substitution, are hereby authorized to represent and vote all shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Key Tronic Corporation to be held on Thursday, October 26, 1995, and any adjournment or postponement thereof.

     UNLESS OTHERWISE SPECIFIED THIS PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1, PROPOSAL 2, PROPOSAL 3 AND PROPOSAL 4.

     1. Election of Directors:             WITHHOLD AUTHORITY to vote
        FOR all nominees listed below /  / for all nominees listed below /  /


          FOR, except vote withheld from the following nominee(s):
          ______________________________________________________________
          Election of eleven directors (or if any nominee is not available for election, such substitute as the Board of Directors or the proxyholders may designate). Nominees:

          Robert H. Cannon, Jr., Thomas W. Cason, Michael R. Hallman, Stanley Hiller, Jr., Kenneth F. Holtby, Dale F. Pilz, Wendell J. Satre, Yacov A. Shamash, Clarence W. Spangle, William E. Terry and Fred W. Wenninger
          ______________________________________________________________
     2. Adoption of Amendment to the Amended and Restated 1990 Stock Option Plan for Non-Employee Directors.

             /  / FOR      /  / AGAINST       /  / ABSTAIN
          ______________________________________________________________
     3.   Adoption of the 1995 Key Tronic Corporation Executive Stock Option
          Plan.

             /  / FOR      /  / AGAINST       /  / ABSTAIN
          ______________________________________________________________
     4. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors for fiscal year 1996.

             /  / FOR      /  / AGAINST       /  / ABSTAIN
          _______________________________________________________________

              (Continued and to be signed and dated on other side.)

The undersigned hereby acknowledges receipt of the Notice of Annual Meeting and accompanying proxy statement, ratifies all that said Proxies or their substitutes may lawfully do by virtue hereof, and revokes all prior proxies. Shares represented by this proxy will be voted as directed by the shareholder. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

If you wish to vote in accordance with the Board of Directors' recommendations, just sign and date below. You need not mark any boxes.

PLEASE SIGN, DATE AND RETURN PROMPTLY.  Mark /  / for address change:

                                Please sign exactly as your name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

                                _______________________________________________
                                Signature                         Date

                                _______________________________________________
                                Signature                         Date


No postage is required if this proxy is returned in the enclosed envelope and mailed in the United States